UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2013

Commission File Number: 001-34985

Globus Maritime Limited
(Translation of registrant’s name into English)

128 Vouliagmenis Avenue, 3rd Floor, Glyfada, Athens, Greece, 166 74
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐          No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

99.1	Press release dated January 8, 2013: Globus Maritime Limited Announces Management Changes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  January 9, 2013

GLOBUS MARITIME LIMITED

By:	/s/ George Karageorgiou
Name:	George Karageorgiou
Title:	Chief Executive Officer

Exhibit 99.1

GLOBUS MARITIME LIMITED ANNOUNCES MANAGEMENT CHANGES

ATHENS, GREECE,  January 8, 2013 – Globus Maritime Limited ("Globus" or the “Company"), (NASDAQ: GLBS), a dry bulk vessel owner and operator, today announced that Mr. Elias Deftereos, Director, Chief Financial Officer and Secretary of the Company, will be stepping down from his position effective immediately, to pursue other interests.

The Company’s Board of Directors has appointed Mr. George Karageorgiou, President and Chief Executive Officer of Globus, to act as Interim Chief Financial Officer of the Company, while the company looks for a permanent replacement.

Mr. George Karageorgiou, President and Chief Executive Officer of Globus, commented “On behalf of Globus, I would like to thank Elias for his contributions to the Company, and I wish him all the very best in his future career pursuits.”

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate seven vessels with a total carrying capacity of 452,886 DWT and a weighted average age of 5.8 years as of September 30, 2012.

For further information please contact:

Globus Maritime Limited

+30 210 960 8300

George Karageorgiou, Chief Executive Officer

karageorgiou@globusmaritime.gr

Capital Link – New York

           +1 212 661 7566

Nicolas Bornozis

globus@capitallink.com

Matthew Abenante